UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ARIES VENTURES INC.
                                (NAME OF ISSUER
)
                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   040373102
                                 (CUSIP NUMBER)

                                 MR. DIVO MILAN
                            C/O ARIES VENTURES INC.
                        28720 CANWOOD STREET, SUITE 207
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 879-6501

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 17, 2003
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: This Schedule 13D/A is being filed solely as a result of the Issuer repurchasing from another shareholder 1,279,755 shares of Common Stock and warrants to purchase 1,194,755 shares of Common Stock effective November 17, 2003.

CUSIP No. 040373102                  13D/A                     Page 2 of 6 Pages
          ---------                                                ---  ---

-------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
    Divo Milan (1)
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (a) / /  (b) / /
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds
    00
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    Mexico
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
Beneficially Owned               253,682 shares (2)
by Each Reporting            --------------------------------------------------
Person With                  (8) Shared Voting Power
                                 None.
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 253,682 shares (2)
                             --------------------------------------------------
                            (10) Shared Dispositive Power
                                 None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     253,682 shares (2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.7% (3)
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------
                      SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. The 236,016 shares held of record by Karpnale Investment PTE Ltd. ("Karpnale") are held pursuant to a revocable trust established by Mr. Milan for the benefit of his minor children; Mr. Milan does not have investment or voting power with respect to such shares and, accordingly, Mr. Milan disclaims any beneficial interest in such shares. The remaining 17,666 shares are represented by a stock option previously issued to Mr. Milan on November 1, 2000.

2. The share amounts listed above include immediately exercisable warrants to purchase 118,008 shares of the Issuer's Common Stock held of record by Karpnale.

3. The percentage calculation listed above assumes exercise of all warrants and options held of record by Mr. Milan and Karpnale (but not the exercise of warrants and options held by others) pursuant to applicable Commission Rules.

CUSIP No. 040373102                  13D/A                     Page 3 of 6 Pages
          ---------                                                ---   ---
-------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Karpnale Investment PTE Ltd. (1)
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (a) / /  (b) / /
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds
    00
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    Singapore
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
Beneficially Owned               236,016 shares (2)
by Each Reporting            --------------------------------------------------
Person With                  (8) Shared Voting Power
None.
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 236,016 shares (2)
--------------------------------------------------
                            (10) Shared Dispositive Power
                                 None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     236,016 shares (2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.0% (3)
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------
                      SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. All of these shares are held of record by Karpnale.

2. The share amounts listed above include immediately exercisable warrants to purchase 118,001 shares of the Issuer's Common Stock beneficially held by Karpnale.

3. The percentage calculation listed above assumes exercise of all warrants benefically held by Karpnale (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.

Item 1. SECURITY AND ISSUER.

                 Common Stock

                 Aries Ventures Inc.
                 28720 Canwood Street, Suite 207
                 Agoura Hills, California 91301

ITEM 2. IDENTITY AND BACKGROUND.

          (a) through (f).

        This statement is being filed by Divo Milan and Karpnale Investment PTE Ltd ("Karpnale"). Mr. Milan is Chief Executive Officer of Investigacion Estrategica, a merchant banker located in Mexico City, Mexico, and a Director of the Issuer. Karpnale is a personal holding company organized under the laws of Singapore and established by Mr. Milan for his benefit and the benefit of his spouse and his minor children.

        The principal place of business for Mr. Milan is Tlaxala 181, Col. H. Condesa, D.F. Mexico 06100.

        The principal place of business for Karpnale is 3 Raffles Place, #09-01, Bharat Building, Singapore 48617.

        During the past five years, neither Mr. Milan nor Karpnale has been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

        Mr. Milan is a citizen of Mexico. Karpnale is a personal holding company organized under the laws of Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No part of the purchase price for the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons aquired such securities for investment purposes, and have no current plans to acquire any additional securities of the Issuer, except pursuant to any stock option plans. The Reporting Persons will continue evaluate the Issuer's business and prospects, and based upon future developments (including, without limitation, the availability of funds, alternative uses of funds and stock market and general economic conditions), the Reporting Persons (or other entities that might be affiliated with him) may, from time to time, purchase the Issuer's shares of Common Stock and may, from time to time, dispose of all or a portion of such shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares of Common Stock may be in the open market or pursuant to privately-negotiated transactions or otherwise.

        Except as otherwise described in this Item 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) Mr. Milan could be deemed to beneficially own 253,682 shares of the Issuer's Common Stock, which constitutes 11.7% of the Issuer's Common Stock. These amounts include immediately exercisable warrants to purchase 118,008 shares of Common Stock, which could be deemed to be beneficially held by Mr. Milan, and an option to purchase 17,666 shares of Common Stock. Karpnale beneficially owns 236,016 shares of the Issuer's Common Stock, which constitutes 11.0% of the Issuer's Common Stock. These amounts include immediately exercisable warrants to purchase 118,008 shares of Common Stock beneficially held by Karpnale.

        (b) Mr. Milan could be deemed to have the power to vote or direct the vote of, and to dispose or direct the disposition of, all 253,682 shares of Common Stock which could be deemed to be beneficially owned by him. Karpnale has the power to vote or direct the vote of, and to dispose or direct the disposition of, all 236,016 shares of Common Stock which could be deemed to be beneficially held by Karpnale.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99 - Joint Filing Agreement

                                 SCHEDULE 13D/A

                                   SIGNATURES

        After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: May 5, 2004
                                             /s/ Divo Milan
                                      --------------------------------------
                                                 Divo Milan



                                      KARPNALE INVESTMENT PTE, LTD.


                                      By:  /s/ Krista Lynn Humble
                                        ------------------------------------
                                               Krista Lynn Humble

                                      Title:   Director
                                           ---------------------------------


                                      By:  /s/ Mary L. Powers
                                        ------------------------------------
                                               Mary L. Powers

                                      Title:   Director
                                           ---------------------------------